I WAS HAPPY YESTERDAY LLC

# Own a Piece of the Generation-Defining Time-Travel Epic - Now in Pre-Production!


FROM THE DIRECTOR OF "BONDED", "THE DEVIL WHISPERED MY NAME", AND "WHERE'S ROSE"
I WAS HAPPY YESTERDAY

iwashappyyesterdayfilm.wordpress.com Dover, DE

Female Founder | Minority Founder | Entertainment | Film

## Highlights

1. Team of 40 years' collective industry experience, experts in balancing the art and business of film.
2. Proven track record playing major festival circuits (RAINDANCE, SCREAMFEST) and a 2025 EMMY win.
3. Writer/Director successfully raised one of the 1st ever WeFunder film campaigns for WHERE'S ROSE.
4. HEC Paris MBA-backed Producer with expertise structuring intl co-pros and building $50M budgets.
5. Currently out to A-List Talent and in talks with major international sales agents and distributors.
6. Prior credits with Top Industry Players incl. Netflix, HBO, Warner Bros, Universal, Paramount, Sony.

## Team



**Sally Ghaly** Producer

Producer & MBA graduate with 15 years of industry experience, beginning at Nickelodeon's New York offices in content strategy & acquisitions. Among her most recent credits is the 2025 International EMMY-Award winning series, Fallen.

imdb.com



**John Mathis** Writer/Director

Award winning feature film director of "Where's Rose, The Devil Whispered My Name and Bonded. 15 plus years of experience in the film and TV industry for Netflix, Warner Bros, Universal etc.

collider.com



**Emilia Cotella** Producer

Emilia Cotella is an Argentine film director, screenwriter, and producer. She gained wider recognition as co-director of "The Devil Whispered My Name" (2025), an international folk-horror co-production.



**Sam Watson** Director of Photography

Sam Watson is a director of photography known for his dynamic visual style across digital and narrative work. He has shot for major productions and brands, including MrBeast, and served as cinematographer on The Devil Whispered My Name and Bonded.



**Piotr Zuchniewicz** Film Editor

Award-winning Polish film editor based in London. Winner of Best Editing at Aesthetica and the



Avid Excellence Award at NFTS. His work, including Burnt Country (Student Academy Award nominee), has screened at Sheffield Doc/Fest, AFI Fest, Camerimage etc.

piotr-zuchniewicz.com



**Tyler Holender** VFX Supervisor

Tyler Holender is a seasoned visual effects professional with over a decade of experience in the film industry. A graduate of UNCSA School of Filmmaking, he has specialized in crafting high-quality VFX for a range of features, including Where's Rose.

tylerholender.com



**Ellen Yu** Colorist

Ellen Yu is a London-based colourist from Taiwan and NFTS graduate. She's crafted visuals for Porsche and Sony, and across award-recognised films and TV. Her work, includes a Screamfest-premiered feature.

imdb.com

## Pitch Deck


I WAS HAPPY YESTERDAY
Written & Directed by John Mathis

## Memo

**We're officially in PRE-PRODUCTION!**

Now the real countdown begins! Just 6 weeks away from principal photography, we've grown our team across all departments and are now in full swing preparing to shoot: finalizing casting, creating key sci-fi props and set pieces, crafting stunts and special effects, and locking locations, all to finally bring the world of I WAS HAPPY YESTERDAY to life!

In order to complete production, we need an additional $55,000 by November 1st, for a total of $375,000. We will then continue raising additional funding towards post-production and distribution.

The world of this film has been brewing in the mind of our writer/director John Mathis for the past 5 years. In just 6 weeks, it will finally come to life. We thank you for your support and can't wait to share our film with you and the world. Thanks for being a part of the ride and if you're just joining us, then welcome aboard!

**Intro**

If you're new here, then allow us to warmly welcome you to I WAS HAPPY YESTERDAY!

An original screenplay meticulously woven over the course of 6 years, we're proud to introduce a project we deeply believe in and to invite you to help bring this extraordinary, mind-bending sci-fi crime story to the screen.

This film is driven by a team of highly experienced, passionate, strategically minded filmmakers and anchored by a meticulously crafted script built to resonate with audiences. By combining bold creative vision with disciplined, practical filmmaking, we're able to stretch every dollar on screen, delivering cinematic production value far beyond the film's spend. The result is a powerful storytelling experience designed not only to captivate audiences, but to create a smart, compelling opportunity for meaningful and profitable returns.

## Key Creative Brief

**Logline.** A young detective repeats the same day over and over again to stop a string of horrific murders in the seedy underbelly of a futuristic city.

**References.** Prisoners. Memento. Looper. Zodiac. The French Connection.

**Tone/Aesthetic.**



*IWHY* is a gritty, grounded film noir crime thriller inspired by films such as *Prisoners*, *Se7en*, and *The French Connection*. The film embraces a raw, lived-in realism that places audiences directly inside its world.

Drawing inspiration from the spirit of the American New Wave and the work of filmmakers like Martin Scorsese, William Friedkin, and Francis Ford Coppola, the director approaches the story with a style that is visceral, character-driven, and intensely atmospheric.

The tone is harrowing, immersive, and unapologetically raw. Rather than relying on heavy CGI, the film will prioritize handcrafted props, practical effects, and top-tier makeup artistry to create a tactile visual aesthetic that feels authentic and immediate.

The result is a grounded sci-fi crime film designed to get under the audience's skin, an experience that pulls viewers into its world and makes them feel as though they are living inside the story itself.

**Setting.** A gritty sci-fi metropolis set in the near future.

**Genre.** Sci-Fi. Crime. Thriller.

**Themes.** Identity. Grief. Redemption.



## Strategic Overview

Our strategy is simple.

**Maintaining a low cost-to-value ratio.** This team has successfully filmed several projects overseas, where operating costs are a fraction of those in other markets, while delivering industry-standard results at an exceptional value.

**Spending where it matters most.** Our budget is strategically concentrated where it delivers the greatest on-screen value: top-tier equipment, compelling on-screen talent, experienced department heads, and high-quality post-production. To ensure the highest possible standard, key creatives and technical specialists are being brought in from around the world, allowing us to assemble a team of proven industry professionals in the roles that matter most.

Our VFX Supervisor will also be present on location throughout production, ensuring that every shot is designed with visual effects in mind from the outset. By integrating VFX planning directly into the shoot, we minimize costly fixes in post and maximize the quality, efficiency, and visual impact of the final film.

**Top quality control.** Many films succeed or fail at the script stage. Great storytelling is the foundation of every successful project, and strong source material is one of the most powerful tools for attracting top-tier talent both in front of and behind the camera.

Because time-travel narratives demand exceptional precision and clarity, this script has been carefully developed and refined over the past six years. This extensive development ensures a story that is both intellectually compelling and emotionally engaging.

As additional key creative partners join the project, the script will continue to evolve through collaborative refinement, allowing each department to contribute its strengths and ensuring the final film achieves the highest possible creative and production value.

**Investing in Marketing.** A film's success isn't determined by quality alone, it depends on whether audiences know it exists. Strategic marketing is one of the most powerful drivers of box office performance, which is why we are committing significant resources to audience awareness and engagement.

We plan to allocate approximately 20% of the overall budget to marketing, ensuring the film reaches the widest possible audience. Alongside traditional marketing channels, we will implement innovative promotional strategies designed to amplify reach and build early momentum.

This includes strategic product placement opportunities and a dynamic social media campaign that takes audiences behind the scenes throughout the filmmaking process. By inviting viewers into the journey from production to release, we aim to build excitement, expand our reach organically, and cultivate a passionate, viral fanbase well before the film premieres.

**Favorable distribution deals.** While we are engaging with traditional distributors and sales agents, we are not relying on them alone. The industry has proven that filmmakers willing to put in the work of strategic self-distribution can often generate returns that significantly outperform traditional deals.

Conventional distribution frequently comes with major downsides, unfavorable revenue splits, limited theatrical priority, and reduced control over how and when a film reaches its audience. Rather than leaving the film's success entirely in the hands of third parties, we are building a strategy that retains control and maximizes revenue potential.

By combining traditional partnerships with a proactive, hands-on distribution approach, we position the film to reach audiences more effectively, maintain leverage in negotiations, and capture a far greater share of the project's financial upside.

**Leveraging Built-in Audiences.**

1. **Sci-Fi Genre Audience (Primary Market)**

The largest and most influential audience for the film comes from fans of Science fiction. Sci-fi audiences are among the most loyal and active supporters of independent filmmaking. They actively seek out ambitious concepts, champion new voices, and build passionate online communities around projects they believe in. Time-travel stories in particular generate strong discussion, repeat viewing, and long-term cult followings, making this audience a major driver of momentum and word-of-mouth success.

2. **Global LGBTQ+ Audience (Secondary Market)**

As the story unfolds, queer characters are revealed at the heart of the narrative. This organic representation positions the film to resonate strongly with LGBTQ+ audiences worldwide, one of the most supportive and community-driven groups in independent cinema.

3. **Regional Audience (Argentina/LATAM)**

Producing and shooting the film in Argentina with local talent and consideration of

culture in the story's creative allows us to tap into the sizeable Argentine population and wider Latin American market (700 million). Local box office alone is estimated to pay back investors + their premiums.

**Early Audience Engagement.**

Our social media strategy will begin during production, sharing behind-the-scenes content and updates to directly engage these communities. By bringing audiences into the filmmaking journey, we aim to grow our following, build anticipation, and generate strong momentum well before the film's release.

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Key Project Brief



Projected Total Budget - $561, 350
$44.9k, 8%
$18.0k, 3%
$128.4k, 23%
$100.0k, 18%
$19.8k, 4%
$46.0k, 8%
$204.3k, 36%
Production - ATL
Production - BTL
Post-Production
Contingency
Marketing
Administration
WeFunder

**Budget.** $416.4k film completion budget. $100k marketing budget. $44.9k WeFunder fees.

**Shooting Location.** (UPDATED 9/7) Buenos Aires. Exceptional untapped artists. High production-value locations to lend towards near-future-set world-building.

**Timeline.** August/September 2026 Prep. October/November 2026 Shoot. 6-8 months Post. Q4 2027/Q1 2028 Release (largely dependent on festivals and other releases).

**Team.** DOP, 1st AD, Gaffer, all to be flown in.

**On-Screen Talent.** Tapping unknown actors with an open casting call, as well as targeting long-working actors with major industry credits to gain important distribution and festival interest.

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Financial Comps

Countless indie films have found both critical and box-office success by implementing similar models.

**Hundreds of Beavers.** Operating budget of $150k + high-quality craftsmanship + high marketing spend of $150k = $1.5million at the box office

**Undertone.** Operating budget of $500k = $9 million opening weekend

**Iron Lung.** Production budget of $3-5 million + built-in social media audience = $50 million + global box office

**Terrifier 2.** Production budget $250k + guerrilla marketing = $15.8 million in Global box office sales.

**Obsession.** Operating budget of $750k + high-quality craftsmanship + major distribution deal = $500 million at the box office

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Distribution Overview

For indie films, successful distribution is largely dependent upon significant marketing spend. We have allocated $100,000 to ensure widespread reach and audience demand, and are seeking a partnership with top marketing firms. Simultaneously, we are heavily pushing social media content strategy well before pre-production, and will be shooting a behind-the-scenes documentary to aid a viral, grassroots movement.

There are typically two approaches to the distribution of indie films, as follows:

There are typically two approaches to the distribution of indie films, as follows:

**Option 1:** Traditional Distribution. *(Actively Exploring)*

This method involves partnering with a sales agent, thus we are currently in discussions with leading sales and distribution companies to explore viability. Leading sales agents typically require A-list talent to be attached, thus we are also currently out to top-tier actors with significant credits in Film and Television.

Pros: Potential for significant reach via longstanding relationships with larger cinema chains and distributors.

Cons: Potential for project to get sidelined for higher priority projects on slate, and high likelihood of less favorable deals and costly fees.

**Option 2:** Self-Distribution. *(Likely Approach)*

This method involves contacting smaller cinema chains and distributors ourselves, or in partnership with smaller agents. In recent years, this path has generated incredible success for numerous independent films, with many examples listed above. This option does not require known talent, with success typically being attributed to well-defined audience bases and sufficient marketing spend.

Pros: More favorable deals allowing us to retain on average 10-20% more of net profits, and low barrier to entry with high likelihood of profitability due to low budget-level.

Cons: May lower the upper-limit of gross box office sales due to smaller overall reach.

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**Prior Track Record**

Our tightly-knit team has been making films together for over a decade! Here's a quick sample of just a few!


Where's Rose
WHERE'S ROSE
(2020)
DIRECTOR / WRITER
John Mathis
PREMIERED AT
Raindance Film Festival
STARRING
Ty Simpkins (Insidious franchise)
DISTRIBUTED
Worldwide (theatrical & VOD)
THE DEVIL WHISPERED MY NAME
(2024)
CO-DIRECTORS
John Mathis, Emilia Cotella
WINNER
Best National Film, Best Actress
STARRING
Clara Kovacic (Don't Look Up)
ACQUIRED BY
Reel Suspects (limited theatrical release)
BONDED
(2025)
DIRECTOR / CO-WRITER
John Mathis
STARRING
Clara Kovacic
RELEASE DETAILS
TBC

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**Film 101: How Movies Make Money**

Films can generate revenue through a range of distribution channels, including film festivals, theatrical releases, international sales, Video On Demand (VOD), physical media, and streaming platforms. Each project follows its own path—some films pursue a traditional release (theaters → digital → streaming), while others may be acquired directly by a platform or distributor. Some, of course, never secure meaningful distribution at all.

In most cases, independent films partner with distributors who handle the marketing and release of the film in specific territories (such as North America or international regions). These distributors typically charge fees—often in the range of 15–35% of revenue—and also recoup their marketing and distribution expenses ("P&A") before passing along any remaining income to the filmmakers.

For theatrical releases, cinemas themselves take a significant share of ticket sales (often around 40–50% or more), meaning only a portion of box office revenue flows back to the distributor, and ultimately to the film. Across all channels, these fees and expenses mean that a film generally needs to earn **2–3x its production budget** in gross revenue to break even.

Because of this structure, film investing carries real risk—many independent films do not recoup their costs. We want to be transparent about both the opportunities and the risks involved in considering investing in us.

On the upside, despite these risks, the rewards can be significant, with successful films generating meaningful returns across multiple revenue streams over time. Our

strategy has carefully considered all risks and positioned this film as well as possible to mitigate them and ensure its best chance at real success.

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*(Behind the scenes on the sets of our previous films!)*

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<u>Investment Recap</u>

**Funds.** The minimum funding required for us to shoot and complete the film, as currently budgeted, amounts to $452.6k ($416.4k + $36.2k applicable WeFunder fees). Once production is complete, we require an additional $100k for the film's marketing (+ $8.7k additional WeFunder fees), bringing our total financing needs to $561,350.

We are considering various avenues in case we do not meet our full raise on WeFunder. Namely, we are assessing the viability of "soft money" via local production grants and incentives, which could help us raise up to 30% of our current maximum off-platform. This type of funding does not require recoupment, thus it does not dilute investments made on WeFunder. Additionally, every dollar raised off-platform reduces our overall financing burden in direct correlation with WeFunder's fees.

In case we are unable to raise the total amount for completion and marketing upfront, we intend to go into production once we've reached the amount required for filming. We will then use those months in production to continue to raise our remaining funds.

**Waterfall Terms & Agreement.**

Film investing follows what's called a "waterfall" agreement, which simply means revenues are distributed in a specific order, as follows--

First, all revenue generated by the film (from box office sales, streaming, licensing, etc.) goes toward recouping the initial production and distribution costs. During this phase, investor capital is paid back pro rata, meaning each investor receives their share relative to what they put in.

Once 100% of the initial investment has been returned, the next tier of the waterfall is triggered: investors receive an additional **premium** on their original investment (**20% standard / 22% VIP/early bird**). This serves as an early profit incentive and rewards investors for the risk they took.

After both the original investment and the premium have been fully paid, all remaining profits are considered "net profits." From that point forward, investors collectively receive **50% of all net profits**, shared proportionally based on their ownership.

In short: investors are paid back first, receive a preferred return, and then continue to participate meaningfully in the long-term upside of the film.

**Earlybird Period.** The earlybird period applies to the first $250k raised. Investors during this period will be eligible for an additional 10% premium, totalling 22%.

**Perks.**

$250+

Digital copy of the film, Early access to exclusive Behind-the-Scenes content + Name in credits under FINANCIERS

$1,000+

Digital copy of the film, Early access to exclusive Behind-the-Scenes content, Name in credits under GOLD FINANCIERS + Signed Poster

$5,000+

Digital copy of the film, Early access to exclusive Behind-the-Scenes content, Name in credits under PLATINUM FINANCIERS, Signed Poster + 1 Ticket to the Red Carpet Premiere

$10,000+

Digital copy of the film, Early access to exclusive Behind-the-Scenes content, Name in credits as an ASSOCIATE PRODUCER + IMDB Page, Signed Poster & Script, One-on-One Zoom Call with the Filmmakers + 2 Tickets to the Red Carpet Premiere

$25,000+

Digital copy of the film, Early access to exclusive Behind-the-Scenes content, Name in credits as a CO-PRODUCER + IMDB Page, Signed Poster & Script, One-on-One Zoom Call with the Filmmakers & CAST + 4 Tickets to the Red Carpet Premiere

$50,000+

Digital copy of the film, Early access to exclusive Behind-the-Scenes content, Name in credits as a CO-EXECUTIVE PRODUCER + IMDB Page, Signed Poster & Script, Private Tour of Set over Zoom with the Filmmakers & CAST + 6 Tickets to the Red Carpet Premiere

$100,000+

Digital copy of the film, Early access to exclusive Behind-the-Scenes content, Name in credits as an EXECUTIVE PRODUCER + IMDB Page, Signed Poster & Script, One-on-One Zoom Call with the Filmmakers, Invitation to Visit Set, An Original Prop + Unlimited Tickets to the Red Carpet Premiere.

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**Summary & Conclusion**

As with any industry, some products sell themselves. We are selling an exceptional original screenplay meticulously crafted over the course of 6 years, aimed at built-in genre audiences with highly-renowned festival promise.

We are a team with a collective 40 years of industry experience, boasting multiple degrees from world-renowned film institutions (London Film School, NYU, UNCSA) and a Top 10 global MBA (HEC Paris), premiere festival runs (Raindance, Screamfest), collaborations with leading networks, studios, distributors (Paramount, Netflix, HBO, Neon, Sony, Universal), as well as A-list talent (Rob Lowe, Mia Goth, Anthony Hopkins) and an International EMMY win.

Collectively, we understand how to achieve the intricate balance of both the art and the business of film. The key components to this are maintaining a low cost-to-value ratio holistically, particularly when it comes to both on- and off-screen talent, and remaining agile, with multiple clear exit strategies. To this end, we've leveraged value-driven practical filmmaking expertise and decades of relationships onboarding top talent below typical market-rate in order to collectively maximize value at a fraction of the cost. We've simultaneously identified and curated several clear and loyal audience-bases, in doing so, structuring replicable and favorable distribution models to maximize global box office earnings.

Ultimately, a smart investment in film is not only an opportunity to generate a profitable return, but also an opportunity to shape a culture, leaving behind a lasting legacy for generations to come. We would be honored for you to join us in being a part of this legacy.


STAY FOCUSED STAY ALIVE BREAK THE LOOP
I WAS HAPPY YESTERDAY

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***TTW (testing-the-waters) Disclosure***

*We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through WeFunder's platform. Any indication of interest involves no obligation or commitment of any kind.*